Exhibit 99.1

Azure Power Wins 2 GW ISTS Solar Project with SECI

New Delhi, December 12, 2019: Azure Power, a leading solar power producer in India, announced that it has received a letter of award (LOA) for a 2 GWs interstate transmission (ISTS) solar power project with Solar Energy Corporation of India (SECI) to supply power for 25 years at a tariff of INR 2.92 (~US 4.1 cents) per kWh. The solar power project can be developed anywhere in India and is expected to be commissioned in staggered annual phases of 500 MW each with the first commissioning expected by 2022 and full commissioning by 2025. The power purchase agreement (PPA) allows for the waiver of ISTS transmission charges and improved protections from curtailment. As part of the LOA, the company can elect in the next 5 days to double the capacity allocated as part of a greenshoe option.

The project also comes with a 500 MW cell and module manufacturing capacity requirement. Azure Power has an agreement in principle with a leading Indian solar panel manufacturer to take a majority ownership stake of this manufacturing requirement and the total investment requirement by the company is expected to be limited to 26% of equity investment.

Speaking on this occasion, Ranjit Gupta, Chief Executive Officer, Azure Power said, “This opportunity is attractive to us for many reasons. The tariff is 8% higher than the last discovered tariff for an ISTS project with SECI which is one of the best solar counterparties in India. Now with a 5 GW portfolio, our scale and the predictability of our growth over the next five years should allow us to capture significant efficiencies.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics.  The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time.

All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power

2